SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )1

Flaherty & Crumrine PFD Income Opportunity Fund Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
33848E106
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	33848E106	Schedule 13G	Page	2	of	9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIFTH THIRD BANCORP 31-0854434

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:

	5	SOLE VOTING POWER

NUMBER OF		596,391 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		590,196 shares

WITH:	8	SHARED DISPOSITIVE POWER

20,767 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

611,893

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.21%

12	TYPE OF REPORTING PERSON*

HC

CUSIP No.	33848E106	Schedule 13G	Page	3	of	9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIFTH THIRD BANK — an Ohio Banking Corporation 31-0854434

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:

	5	SOLE VOTING POWER

NUMBER OF		189,586 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		191,586 shares

WITH:	8	SHARED DISPOSITIVE POWER

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

191,586

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.63%

12	TYPE OF REPORTING PERSON*

BK

CUSIP No.	33848E106	Schedule 13G	Page	4	of	9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FIFTH THIRD BANK — a Michigan Banking Corporation 31-0892650

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:

	5	SOLE VOTING POWER

NUMBER OF		406,805 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,175 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,327 shares

WITH:	8	SHARED DISPOSITIVE POWER

20,767 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

420,307

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.58%

12	TYPE OF REPORTING PERSON*

BK

Securities and Exchange Commission	Schedule 13G	Page 5 of 9 pages

Item 1(a).	Name of Issuer:

Flaherty & Crumrine Preferred Income Opportunity Fund Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

301 E. Colorado Blvd., Ste 720 Pasadena, CA 91101

Item 2(a).	Name of Person Filing:

(1) Fifth Third Bancorp (2) Fifth Third Bank — an Ohio Banking Corporation (3) Fifth Third Bank — a Michigan Banking Corporation

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1) Fifth Third Center, Cincinnati, Ohio 45263 (2) Fifth Third Center, Cincinnati, Ohio 45263 (3) 111 Lyon Street NW, Grand Rapids, Michigan 49503

Item 2(c).	Citizenship:

(1) Ohio (2) Ohio (3) Michigan

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

33848E106

Securities and Exchange Commission	Schedule 13G	Page 6 of 9 pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☑ Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission	Schedule 13G	Page 7 of 9 pages

Item 4.	Ownership

This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp’s subsidiaries and are deemed beneficially owned:
(a)	Amount Beneficially Owned:

596,391 shares

(b)	Percent of Class:

5.21%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

596,391 shares

(ii)	Shared power to vote or to direct the vote

1,175 shares

(iii)	Sole power to dispose or to direct the disposition of

590,196 shares

(iv)	Shared power to dispose or to direct the disposition of

2,767 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

Securities and Exchange Commission	Schedule 13G	Page 8 of 9 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Fifth Third Bancorp, as parent holding company of the subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Rule 13d-1(b)(1)(ii)(G).

Subsidiary	Item 3 Classification

Fifth Third Bank — an Ohio Banking Corporation	Bank
Fifth Third Bank — a Michigan Banking Corporation	Bank

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Securities and Exchange Commission	Schedule 13G	Page 9 of 9 pages

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Fifth Third Bancorp
/s/ Richard W. Holmes, Jr.	September 3, 2009
Today’s Date